Pratt Standard Cocktail Company

PROFIT AND LOSS
November 2018 - October 2019

	TOTAL
Income	
Consulting Revenue	6.55
Discounts	-287.50
Event Direct Sales	22,697.38
Online Sales	81,986.09
Other Sales	28,584.51
Refunds	103.82
Sales of Product Income	128.98
Wholesale Sales	54,772.45
Total Income	**$187,992.28**
Cost of Goods Sold	
Change in Inventory	-37,864.00
Cost of Goods Sold	3,663.31
Freight & Delivery	17,527.18
Ingredients	31,744.11
Other Costs	1,060.00
Packaging Costs	28,249.54
Production Labor	62,897.28
Shipping Supplies	517.07
Storage	9,251.68
Tools and Small Equipment- COGS	3,596.98
Total Cost of Goods Sold	**$120,643.15**
GROSS PROFIT	**$67,349.13**
Expenses	
Advertising/Marketing	4,287.81
Auto	965.11
Parking	30.00
Total Auto	**995.11**
Bank Charges	1,612.96
Insurance	2,671.78
Insurance - Worker's Comp	2,836.71
Interest Expense	1,893.85
Legal & Professional Fees	5,775.00
Meals and Entertainment	8.63
Office Supplies	258.97
Other General and Admin Expenses	1,178.00
Payroll Expenses	28,876.27
Payroll Processing	1,073.04
Payroll Taxes	8,909.75
Promotional- Demo Supplies	4,438.79
QuickBooks Payments Fees	1,986.36

Pratt Standard Cocktail Company

PROFIT AND LOSS

November 2018 - October 2019

	TOTAL
Rent or Lease	31,770.00
Shipping and delivery expense	-4.01
Stationery & Printing	136.40
Supplies	4.23
Taxes & Licenses	115.00
Technology Subscription Expenses	8,934.94
Trade Show	1,346.55
Travel	
Travel Meals	115.01
Total Travel	**115.01**
Total Expenses	**$109,221.15**
NET OPERATING INCOME	**$ -41,872.02**
Other Expenses	
Depreciation	1,007.12
Miscellaneous	15,874.14
Reimbursement	253.59
Total Other Expenses	**$17,134.85**
NET OTHER INCOME	**$ -17,134.85**
NET INCOME	**$ -59,006.87**